SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 0-17932

INTERLAND 401(k) SAVINGS PLAN

INTERLAND, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

Interland 401(k) Savings Plan

Financial Statements, Supplemental Schedule and Report of Independent Registered Public Accounting Firm

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Interland 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Interland 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 1, 2004

Interland 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002

	2003	2002
ASSETS
Investments (Note C)	$25,145,551	$22,154,577
Receivables:
Participant contributions	46,351	137,004
Employer contributions	99,601	37,047

	145,952	174,051

NET ASSETS AVAILABLE FOR BENEFITS	$25,291,503	$22,328,628

The accompanying notes are an integral part of these financial statements.

Interland 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2003

ADDITIONS:
Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments (Note C)	$3,546,026
Dividend income	328,005
Interest income	29,439

3,903,470
Contributions:
Participant	1,342,382
Employer	555,942
Rollover	115,277

2,013,601
Transfers from other qualified plans (Note G)	2,920,555

TOTAL ADDITIONS	8,837,626
DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	5,817,309
Administrative expenses	57,442

TOTAL DEDUCTIONS	5,874,751

NET INCREASE	2,962,875
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	22,328,628

END OF YEAR	$25,291,503

The accompanying notes are an integral part of this financial statement.

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

NOTE A – DESCRIPTION OF PLAN

The following description of the Interland 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.      General

The Plan is a defined contribution plan covering substantially all employees of Interland, Inc. (the “Company” or “Plan Sponsor”), except leased employees, independent contractors, nonresident aliens, or those whose compensation and condition of employment are established by a collective bargaining agreement. Covered employees become eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.      Plan Administration

The Plan Sponsor has appointed the Company’s Benefits Department as the Plan Administrator and Fidelity Management Trust Company (“FMTC”) as the Plan Trustee. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), an affiliate of FMTC, provides recordkeeping and other administrative services to the Plan.

3.      Contributions

Effective from July 1, 2002 to December 31, 2003, participants could contribute from 1% up to 25% of their pretax annual compensation as defined by the Plan. Effective January 1, 2004, the Company amended the Plan to provide that participants may contribute from 1% up to 75% of their pretax annual compensation as defined by the Plan. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Effective January 1, 2004, participants age 50 and older may also make catch-up contributions.

Prior to January 1, 2004, Company matching contributions were discretionary. During 2003, the Company matched 100% of the first 4% of compensation that participants contributed each pay period to the Plan. The Company made an additional “true-up” matching contribution of $72,619, which was allocated to participants who were employed as of December 31, 2003, to ensure that such participants’ total matching amount during 2003 equaled 100% of the participants’ contributions up to 4% of their compensation.

Effective January 1, 2004, the Company amended the Plan to be a “safe-harbor” plan. The Plan provides that the Company match will be non-discretionary and will be equal to 100% of the first 4% of compensation that participants contribute each pay period to the Plan. Also effective January 1, 2004, the Company amended the Plan to remove the year-end-employment requirement for the true-up portion of any matching contributions. The Company may make additional safe-harbor matching contributions (i.e., contributions in excess of 4%), provided that such contributions satisfy certain additional safe-harbor requirements.

The Company may also make a discretionary profit-sharing contribution to participants employed on the last day of the Plan year. Participants receive an allocation of the profit-sharing contribution based on a uniform percentage of their compensation or another uniform amount as defined by the Plan. The Company made no profit sharing contributions for 2003.

Contributions are subject to certain regulatory limitations.

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.      Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

5.      Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants are 100% vested in matching contributions received on or after January 1, 2000. Vesting in matching contributions received prior to January 1, 2000 and any profit sharing contributions is based on years of credited service. With respect to any profit sharing contributions and pre-2000 matching contributions, a participant is 25% vested after two years, 50% vested after three years, 75% after four years and 100% vested after five years of credited service.

6.      Investment Options

Participants may direct their contributions and any related earnings into a number of available investment options that vary in degree of risk and investment objective. Participants may change their investment options daily. The Plan Administrator or FMTC may change the investment options available to participants at any time. The following investment options were available as of December 31, 2003: Fidelity Retirement Money Market Portfolio, Alger MidCap Growth Institutional Fund, Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio, American Funds EuroPacific Growth Fund, INVESCO Total Return Fund, Fidelity Magellan Fund, Fidelity Equity-Income Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Spartan U.S. Equity Index Fund, and Interland, Inc. Stock Fund. The Interland, Inc. Stock Fund consists of the Company’s common stock and a short-term interest bearing cash account necessary to maintain liquidity.

7.      Benefit Payments

Upon termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary will receive an amount equal to the value of the vested interest in the participant’s account. Participants may request in-service withdrawals if they are at least age 591/2 or have an immediate financial hardship. Effective August 1, 2003, participants may also elect to withdraw all or any part of their rollover account (including earnings). Participants receive payment in the form of a lump-sum distribution.

8.      Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6-60 months. The participant’s account balance collateralizes the loans, which bear interest at a rate based on the prime rate on the loan approval date. Interest rates range from 5.0% – 9.5% for loans outstanding at December 31, 2003. Principal and interest payments occur ratably through regular payroll deductions.

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

9.      Forfeitures and Administrative Expenses

Forfeited nonvested accounts as of January 1, 2003	$523,867
Participant forfeitures during 2003	120,269
Investment earnings	4,760
Forfeitures used to pay administrative expenses during 2003	(57,442)
Forfeitures used to reduce employer contributions during 2003	(456,912)

Forfeited nonvested accounts (available to pay future administrative expenses and reduce future employer contributions) as of December 31, 2003	$134,542

The Company pays for certain administrative expenses of the Plan including professional fees.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.      Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.      Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued by quoted market prices at the net asset value of shares held in trust for the Plan. Shares of common stock are valued by quoted market prices from a national exchange. Participant loans and money market funds are valued at cost, which approximates fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.      Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could have materially affected participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4.      Benefit Payments

Benefit payments are recorded when paid.

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

NOTE C – INVESTMENTS

The following presents the fair value of investments. A more detailed presentation of the investments appears in the supplemental schedule of assets held for investment purposes (at end of year). Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2003	2002
Money market fund
Fidelity Retirement Money Market Portfolio	$2,483,082	$3,055,455
Mutual funds
Morgan Stanley Institutional Fund Trust
Core Plus Fixed Income Portfolio	1,475,041	1,629,202
American Funds EuroPacific Growth Fund	1,844,776	1,430,100
Fidelity Magellan Fund	6,133,385	6,164,423
Fidelity Equity-Income Fund	3,102,614	2,692,523
Fidelity Blue Chip Growth Fund	3,693,918	3,198,178
Spartan U.S. Equity Index Fund	2,414,315	1,783,104
Individually less than 5% of net assets	3,324,634	1,083,478

	21,988,683	17,981,008
Employer common stock fund
Individually less than 5% of net assets	370,220	858,944
Participant loans
Individually less than 5% of net assets	303,566	259,170

	$25,145,551	$22,154,577

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$3,947,676
Employer common stock fund	(401,650)

$3,546,026

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

NOTE D – RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds and money market funds managed by an affiliate of FMTC as well as shares of the Company’s common stock. FMTC is the Plan Trustee and the Company is the Plan Sponsor; therefore, transactions in these investments qualify as party-in-interest transactions.

NOTE E – TAX STATUS

The Internal Revenue Service has informed the Company by a determination letter dated May 5, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan Sponsor has amended the Plan since the date of the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G – PLAN MERGERS

The Plan Administrator merged the following plans into the Plan during 2003: Communitech.Net 401(k) Savings Plan, Trellix Corporation 401(k) Profit Sharing Plan, and Hostcentric 401(k) Plan (collectively, the “merging plans”). All participants of each merging plan became immediately eligible for participation in the Plan on or prior to the effective date of the respective plan merger.

FMTC recorded the net assets transferred from the merging plans in the accounts of the Plan as soon as administratively possible after the plan merger effective dates. Transferred net assets consisted of $2,920,555 in investments, at fair value, summarized by merging plan as follows:

Name of Merging Plan	Net Asset Transfer Date	Net Assets Transferred
Communitech.Net 401(k) Savings Plan	June 2, 2003	$202,936
Trellix Corporation 401(k) Profit Sharing Plan	October 16, 2003	1,722,816
Hostcentric 401(k) Plan	October 17, 2003	994,803

		$2,920,555

Interland 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

NOTE H – SUBSEQUENT EVENTS

During April 2004, the Plan Administrator approved the following investment option changes:

•	Effective June 1, 2004, new investment options available to participants: Fidelity Managed Income Portfolio, Pimco Total Return Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom 2040 Fund.

•	Effective July 1, 2004, replacement of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio, the American Funds EuroPacific Growth Fund, and the INVESCO Total Return Fund (the “replaced funds”) with the Pimco Total Return Fund, the Fidelity Diversified International Fund, and the Fidelity Freedom Funds (the “new funds”), respectively. FMTC will transfer any participant balances remaining in the replaced funds to the new funds on June 30, 2004.

•	Effective July 1, 2004, a freeze of the Interland, Inc. Stock Fund investment option so that participants can no longer allocate contributions to purchase the Company’s common stock. There is no requirement for participants to liquidate any shares of the Company’s common stock purchased prior to the freeze.

Interland 401(k) Savings Plan
EIN 41-1404301/PN 001
Schedule of Assets Held for Investment Purposes (at End of Year)
Schedule I — Form 5500 – Schedule H – Line 4i
December 31, 2003

	(b)	(c)	(e)
(a)	Identity of Issue	Investment Description	Current Value
*	Fidelity Retirement Money Market Portfolio	2,483,082 shares of money market fund	$2,483,082
	Alger MidCap Growth Institutional Fund	68,293 shares of mutual fund	1,043,517
	Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio	127,709 shares of mutual fund	1,475,041
	American Funds EuroPacific Growth Fund	61,065 shares of mutual fund	1,844,776
	INVESCO Total Return Fund	23,943 shares of mutual fund	573,186
*	Fidelity Magellan Fund	62,752 shares of mutual fund	6,133,385
*	Fidelity Equity-Income Fund	62,364 shares of mutual fund	3,102,614
*	Fidelity Blue Chip Growth Fund	93,210 shares of mutual fund	3,693,918
*	Fidelity Low-Priced Stock Fund	25,604 shares of mutual fund	895,629
*	Fidelity Dividend Growth Fund	29,755 shares of mutual fund	812,302
*	Spartan U.S. Equity Index Fund	61,261 shares of mutual fund	2,414,315
*	Interland, Inc. Stock Fund	54,502 shares of employer common stock	370,220
*	Participant loans	Interest rates: 5.0% — 9.5%	303,566

			$25,145,551

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Interland 401(k) Savings Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 23, 2004	INTERLAND 401(k) SAVINGS PLAN

/s/ James Lambert James Lambert Vice President of Human Resources Interland, Inc. Member of Interland 401(k) Savings Plan Committee